(LOGO)KPMG Peat Marwick LLP

700 Louisiana          Telephone 713 319 2000
Houston, TX 77002      Telex 286705 PMMT UR (RCA)       Fax 713 319 2041


                          INDEPENDENT AUDITORS' REPORT


Chairman of the Board
Equivantage Inc.:

We have examined management's assertion about Equivantage Inc.'s (the Company) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS as of and for the year ended December 31, 1997, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that EquiVantage Inc. has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1997, is fairly stated, in all material respects.


/s/KPMG Peat Marwick LLP

February 16, 1998